Exhibit 99.1

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended December 31, 2016 and 2017, and the consolidated balance sheet data as of June 30, 2017 and December 31, 2017 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except share numbers and per share data)

	Six months ended December 31,
	2016	2017
Statement of Comprehensive Income Data
Revenue	202,679	272,914
Integrated contract revenue	182,600	230,109
Products sales	14,370	19,177
Service rendered	5,709	23,628
Cost of revenues	143,588	168,663
Gross profit	59,091	104,251
Total operating expenses	30,543	40,278
Selling	11,858	14,438
General and administrative	20,493	23,135
Research and development	15,990	19,216
VAT refunds and government subsidies	(17,798)	(16,511)
Income from operations	28,548	63,973
Other income, net	1,260	2,710
Foreign exchange gain (loss)	(635)	(1,104)
Share of net income of equity investees	2,279	2,273
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	6,005	-
Dividend income from a cost investee	-	1,057
Interest income	1,257	3,036
Interest expenses	(400)	(634)
Income tax expenses	4,570	13,031
Net income (loss) attributable to non-controlling interests	(13)	86
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	33,757	58,194
Non-GAAP basic EPS	0.56	0.96
Non-GAAP diluted EPS	0.56	0.96

Share-based compensation expenses	1,837	324
Amortization of acquired intangible assets	263	279
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	31,657	57,591
GAAP basic EPS	0.53	0.95
GAAP diluted EPS	0.52	0.95
	-	-
Basic weighted average common shares outstanding	59,976,132	60,428,431
Diluted weighted average common shares outstanding	61,023,669	61,241,092

	June 30,	December 31,
	2017	2017
Balance Sheet Data
Total current assets	865,356	969,932
Total assets	1,058,254	1,180,109
Total current liabilities	302,978	330,840
Total liabilities	334,714	373,539

Net assets	723,519	806,462
Non-controlling interests	21	108
Stockholders’ equity	723,540	806,570

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In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”, “Non-GAAP cost of integrated contracts”, “Non-GAAP other income (expenses), net”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) the non-cash share-based compensation expenses, 2) amortization of acquired intangible assets, 3) fair value adjustments of acquisition-related consideration and 4) fair value adjustments of a bifurcated derivative. All of above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) The non-cash share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships and order backlog, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprise goodwill that are not subject to amortization.

3) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from the underlying host instrument of a convertible bond, and accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Six months ended December 31,
	2016	2017
Cost of integrated contracts	137,810	155,998
Less: Amortization of intangible assets	263	279
Non-GAAP cost of integrated contracts	137,547	155,719

G&A expenses	22,330	23,459
Less: Share-based compensation expenses	1,837	324
Non-GAAP G&A expenses	20,493	23,135

Net income attributable to Hollysys	31,657	57,591
Add: Share-based compensation expenses	1,837	324
Amortization of intangible assets	263	279
Non-GAAP net income attributable to Hollysys	33,757	58,194
Weighted average number of ordinary shares outstanding used in computation:
Basic	59,976,132	60,428,431
Diluted	61,023,669	61,241,092
Non-GAAP earnings per share:
Basic	0.56	0.96
Diluted	0.56	0.96

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Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through HAP, Concord Group, and Bond Group. We use US dollars as our reporting currency in our financial statements in this interim report. For entities whose functional currencies are not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this interim report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements but included elsewhere in this interim report, all conversion between RMB and US dollars were made at a rate of RMB 6.6472 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3574 to $1.00, as set forth by the International Monetary Fund. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade.

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